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                                                                      EXHIBIT 14


November 9, 1998 - Safeway Inc. and Dominick's Supermarkets, Inc. announced today that Robert A. Mariano will resign as president and chief executive officer of Dominick's effective with the closing of the merger between the two companies. He has agreed to remain available on a consulting basis to assist in the post-merger transition.

"Bob's announcement came as a surprise to all of us," said Steven A. Burd, chairman, president and CEO of Safeway. "We gratefully acknowledge his contributions to Dominick's and wish him well in his future endeavors."

Named to succeed Mariano as president of Dominick's is Tim Hakin, vice president of corporate retail operations for Safeway. Hakin, a 15-year Safeway veteran, held various retail positions in the company's Northern California and Denver Divisions before moving to the corporate office in 1997. Since then, he has worked closely with Burd and the senior management team on all aspects of operations and administration.

"Tim has exceptionally high operating standards and outstanding inter-personal skills," said Burd. "We're confident he will provide strong leadership for the Dominick's management team as both organizations identify and exchange best practices."

Safeway Inc. is the second largest food and drug retailer in North America based on sales. The company operates 1,381 stores in the United States and Canada. Safeway's common stock is traded on the New York Stock Exchange under the symbol SWY. Dominick's Supermarkets, Inc. is the second largest supermarket chain in the greater Chicago metropolitan area, operating 112 stores. On Oct. 13, 1998, both companies signed a definitive merger agreement. Completion of the transaction is expected in mid-November.